

SECU[illegible] 02005431 [illegible]MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-37294

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EAI SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 CONNECTICUT AVENUE
(No. and Street)

NORWALK, CT 06854
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELKE BARTEL 203.855.2266
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
(Name — *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS NEW YORK NY 10036
(Address) (City) (State) Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VR 3-18-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT A. JAEGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

EAI SECURITIES INC., as of

12/31/2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT, TREASURER

Title



Notary Public #89826

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAI Securities Inc.

(A Wholly Owned Subsidiary
of EAI Partners L.P.)
Financial Statements and Supplementary
Information December 31, 2001


FEB 28 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Shareholder of
EAI Securities Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of EAI Securities Inc. (the "Company") at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 4, 2002

EAI Securities Inc.
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 492,521
Cash segregated for the exclusive benefit of customers	471,311
Investments	3,300
Commissions receivable	84,585
Prepaid expenses	34,706
Total assets	$ 1,086,423
Liabilities and Shareholder's Equity	
Liabilities	
Commission rebates payable	$ 351,754
Accrued professional fees	22,000
Accounts payable and accrued expenses	17,490
Taxes payable	6,976
Total liabilities	398,220
Shareholder's equity	
Common stock	
(200 shares authorized, issued and outstanding; par value $.01 per share)	2
Additional paid-in capital	375,598
Retained earnings	312,603
Total shareholder's equity	688,203
Total liabilities and shareholder's equity	$ 1,086,423

The accompanying notes form an integral part of the financial statements.

EAI Securities Inc.
Statement of Operations
Year Ended December 31, 2001

Revenue		
Commissions	$	199,423
Interest		6,447
Other		175,080
Total revenue		380,950
Expenses		
Registration fees and dues		36,231
Professional fees		22,400
General and administrative		6,302
Amortization		3,060
Total expenses		67,993
Income before income taxes		312,957
Income taxes		112,912
Net income	$	200,045

The accompanying notes form an integral part of the financial statements.

EAI Securities Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2001	$ 2	$ 375,598	$ 112,558	$ 488,158
Net income	-	-	200,045	200,045
Balance, December 31, 2001	$ 2	$ 375,598	$ 312,603	$ 688,203

The accompanying notes form an integral part of the financial statements.

EAI Securities Inc.
Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$ 200,045
Adjustments to reconcile net income to net cash provided by operating activities	
Amortization	3,060
(Increase) in cash segregated for the exclusive benefit of customers	(190,243)
Decrease in commissions receivable	81,123
Decrease in deferred tax assets	67,915
Decrease in prepaid expenses	9,058
Increase in commission rebates payable	115,120
Increase in accrued professional fees	437
(Decrease) in accrued bonus	(50,000)
(Decrease) in benefit plan liability	(17,000)
Increase in accounts payable and accrued expenses	16,992
Net cash provided by operating activities	236,507
Net increase in cash	236,507
Cash and cash equivalents - beginning of year	256,014
Cash and cash equivalents - end of year	$ 492,521
Supplemental disclosures of cash flow information -	
Income taxes paid	$ 30,108

The accompanying notes form an integral part of the financial statements.

1. Principal Business Activity and Significant Accounting Policies

Incorporation and principal business activity
EAI Securities Inc. (the "Company"), a wholly owned subsidiary of EAI Partners L.P. ("EAI"), is incorporated under the laws of the State of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15 under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's principal business is to introduce securities transactions for customers who are also clients of EAI to other broker-dealers for execution and clearing. Additionally, the Company acts as the distributor of shares of a mutual fund and interests in certain privately offered investment vehicles.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

Commissions and interest income
Commissions are recorded on settlement date, which is not materially different than if they were recorded on trade date. Interest income is accrued as earned. Commissions are recorded at the actual amount received from the clearing brokers net of rebates payable to EAI's customers (see Note 2).

Cash and cash equivalents and cash segregated for the exclusive benefit of customer
Cash equivalents represent balances in a money market mutual fund. Cash of $471,311 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Investments
The Company holds warrants in a private placement made available to members of the NASD. These investments are held at fair value.

Goodwill
Goodwill resulted from the excess purchase price over tangible assets acquired in the 1992 purchase of the Company by EAI. Amortization of goodwill is provided for using the straight-line method over ten years. As of December 31, 2001, goodwill has been fully amortized.

2. Related Party Transactions

The following is a summary of the significant transactions with affiliates of the Company for the year ended December 31, 2001. The terms of these transactions may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

EAI assumes certain of the Company's expenses such as occupancy, telephone and utilities, computer hardware and software, bookkeeping and certain personnel costs.

Substantially all of the Company's commissions are earned from customers who are also clients of EAI. The Company has agreements with its customers and EAI whereby commissions relating to trades directed to selected broker-dealers (for which the Company is introducing broker) are paid to the Company and, in turn, partially rebated to such customers or to EAI for investment advisory services provided by EAI to such customers (with any excess credited to the customers and carried by the Company). Commissions in the accompanying statement of operations are recorded net of $897,128 rebated to customers or EAI.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $641,674 of which $391,674 was in excess of the required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1.

4. Income Taxes

The provision for income taxes consists of the following:

Current	
Federal	$ 33,675
State	11,014
Total current	44,689
Deferred	
Federal	54,954
State	13,269
Total deferred	68,223
Total income tax provision	$ 112,912

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory income tax rate of 34% to pre-tax income from continuing operations. The difference is primarily due to net operating loss carry forwards and income tax rate differentials as compared to the statutory rate. The provision for income taxes completely utilized its net operating loss carryforward of $174,590 in 2001.

5. Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, entitled "Disclosures About Fair Value of Financial Instruments," requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments as defined by SFAS No. 107 and are either carried at fair value or amounts that approximate fair value because the financial instruments are short-term or replaceable on demand.

6. Concentration of Credit Risk

In the normal course of business, the Company receives commissions from its clearing brokers for its role as an introducing broker for certain transactions. At December 31, 2001, receivables for these commissions were due from three brokers located in the Northeastern United States. Receivables for these commissions represent a concentration of credit risk amongst the counterparties and within the broker-dealer industry.

7. Sale of Business

On October 1, 2001, the Company entered into a contract to sell its introducing brokerage business to a major financial institution. Under terms of the agreement, the Company continued to operate its introducing brokerage business until December 31, 2001 at which time the Company terminated its agreements with its clearing brokers. The Company agreed to a purchase price of $325,000 of which $175,000 was paid upon the signing of the contract and the remainder will be paid upon a closing date to be agreed upon by the parties involved. Receipt of the final purchase price is contingent upon specified provisions of the agreement being met by the Company. It is the opinion of management of the Company that those provisions will not be met and accordingly no additional sales proceeds were recorded as of December 31, 2001. Any additional amounts subsequently agreed upon will be recorded as income in the period which it is determined that such amounts are due to the Company. Upon completion of the above transaction the Company will exclusively act as a distributor of shares of a mutual fund and interests in certain privately offered investment vehicles.

EAI Securities Inc.
Computation of Net Capital
Pursuant to SEC Rule 15c3-1
December 31, 2001

Supplementary Schedule I

Shareholder's equity	$ 688,203
Nonallowable assets	
Prepaid expenses	(34,706)
Investments	(3,300)
	(38,006)
Haircuts	(8,523)
Net capital	$ 641,674
Aggregate indebtedness	$ 398,220
Minimum net capital requirement	$ 250,000
Net capital in excess of minimum net capital requirement	$ 391,674
Ratio of aggregate indebtedness to net capital	0.62 to 1

There is no difference between the above computation of net capital and that reported by the Company in Part II of Form X-17A-5 as of December 31, 2001, filed on January 24, 2002.

EAI Securities Inc.
Computation for Determination of Reserve Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2001

Supplementary Schedule II

Credit balances	
Free credit balances and other balances in clients' securities accounts	$ 351,754
Total credits	
Debit balances	
Total debits	-
Reserve computation	
Excess of total credits over total debits	$ 351,754
Total amount on deposit at December 31, 2001	$ 471,311
Amount required to be deposited	None

There is no difference between the above computation for determination of reserve requirements and that reported by the Company in Part II of Form X-17A-5 as of December 31, 2001 and filed on January 24, 2002.

EAI Securities Inc.
Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3
As of December 31, 2001

Supplementary Schedule III

The Company has complied with the exemptive provisions of Rule 15c3-3 as they relate to possession or control of all fully paid or excess margin securities of customers under subparagraph (k)(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Supplementary Report of Independent Accountants on the Internal Control Structure Pursuant to SEC Rule 17A-5

To the Board of Directors and
Shareholder of EAI Securities Inc.

In planning and performing our audit of the financial statements and supplemental schedules of EAI Securities Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 4, 2002